December 18, 2015
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
 Attention: Mr. Arthur C. Sandel and Ms. Folake Ayoola
Re:           Toyota Auto Finance Receivables LLC
                     Registration Statement on Form SF-3
              Filed July 21, 2015
                  File No. 333-205778

 Dear Mr. Sandel and Ms. Ayoola:
On July 21, 2015 (the “Filing Date”), our client, Toyota Auto Finance Receivables LLC (the “Company”), filed with the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3 (the “Initial Registration Statement”), including a form of prospectus for use in offering a series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Registration Statement and Initial Prospectus, the “Initial Documents”).  On August 14, we received a letter containing your comments (the “Initial Comments”) to the Initial Documents.  In response to the Initial Comments, the Initial Registration Statement was amended by filing on September 17, 2015 a Pre-Effective Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”), including an amended form of prospectus (the “First Amended Prospectus” and, together with the First Amendment Registration Statement, the “First Amendment Documents”). On October 1, 2015, we received your oral comments (the “Second Comments”) on the First Amendment Documents.  In response to the Second Comments, the First Amended Registration Statement was amended by filing on November 20, 2015 a Pre-Effective Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”), including an amended form of prospectus (the “Second Amended Prospectus and, together with the Second Amended Registration Statement, the “Second Amendment Documents”).  On December 7, we received a letter containing your comments (the “Third Comments”) to the Second Amendment Documents.  As of the date hereof and in response to the Third Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 3 to the Registration Statement, including an amended form of prospectus (the “Third Amended Prospectus”).  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Third Comments.
For your convenience, the Responses have been placed in the order in which the Third Comments were presented, within the headings set forth in the Third Comments, and the text of each Third Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus in the Third Comments and headings remain to the Second Amended Prospectus, while references to page numbers of the prospectus in the Responses are to the Third Amended Prospectus.  Capitalized terms that are used in this letter, unless otherwise defined, have the meanings set forth in the Third Amended Prospectus.

U.S. Securities and Exchange Commission
December 18, 2015

Registration Statement on Form SF-3
Asset Representations Review, page 76
1.	Comment:

We note your revisions in response to our oral comments issued October 1, 2015. While your revised language in the paragraph that begins at the bottom of page 77 clarifies that the sponsor and the depositor may receive a repurchase request directly from a noteholder, it is not clear from the immediately preceding paragraph that a noteholder may notify the sponsor and depositor whether such noteholder considers any non-compliance of a representation or warranty to be a breach of the applicable agreement, or make a repurchase request, other than through the indenture trustee. It is also not clear whether the indenture trustee has any obligation to forward a noteholder’s notification or repurchase request under these circumstance without the holders of notes representing a majority of the principal amount of the notes of the controlling class then outstanding directing the indenture trustee to do so. Please revise.
Response:
On page 77 of the Third Amended Prospectus under the heading “Asset Representations Review,” we have revised the referenced disclosure to make it clear that Noteholders and Note Owners who have provided the same type of certification and evidence required to have their desired communications to other investors included in the Issuing Entity’s Forms 10-D (which we have defined as “Verified Note Owners” on page 76 of the Third Amended Prospectus) may directly contact TMCC and the Depositor to assert that they consider non-compliance of a representation or warranty to be a breach, and to make a repurchase request.  We also have added a sentence confirming that if the Indenture Trustee receives from any Noteholder or Verified Note Owner a written communication that it considers non-compliance of a representation or warranty to be a breach, or a written repurchase request, that the Indenture Trustee will forward that written communication or request to TMCC and the Depositor.  This is separate and apart from the Indenture Trustee’s general obligation to act in accordance with instructions received from holders representing a majority of the aggregate outstanding principal amount of the Notes of the controlling class.
2.	Comment:

We note your statement on page 76 that “[f]or book-entry Notes, Note Owners may act through their respective DTC Participants.” However, it is not clear whether this statement applies only to the note owners’ ability to request a noteholder vote on whether to commence an asset representations

U.S. Securities and Exchange Commission
December 18, 2015

review, or if note owners may similarly act with respect to the vote itself, as well as with respect to repurchase requests. Please revise to clarify how note owners may take such actions.
Response:
On page 76 of the Third Amended Prospectus under the heading “Asset Representations Review,” we have clarified that Verified Note Owners may request a vote for an Asset Representations Review by contacting the Indenture Trustee, but that Note Owners must act through their respective DTC Participants in order to cast votes in any such formal Noteholder vote.  We cannot permit Note Owners to vote other than through their respective DTC Participants because we may not be able to verify whether a Verified Note Owner has also voted through its DTC Participant.  With respect to the ability of Note Owners to make repurchase requests, please see our response to comment number 1 above.
Exhibits
General
3.	Comment:

Please confirm that all revisions made in the prospectus in response to our comments (prior and current) will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.

Response:
We confirm that all revisions made in the prospectus in response to your comments (prior and current) will be applied to the applicable transaction documents, as necessary, and in that regard we have refiled Exhibit 4.2 (Form of Indenture), Exhibit 4.3 (Form of Sale and Servicing Agreement), and Exhibit 4.5 (Form of Administration Agreement).
Exhibit 4.2 – Form of Indenture
4.	Comment:

We note your disclosure on page 61 of the prospectus that the indenture trustee must be indemnified by the noteholder in order to take action at the request, order or direction of such noteholders, “other than requests, demands or directions relating to the dispute resolution procedures described below under “Dispute Resolution.” Section 6.02(a)(iii) of the

U.S. Securities and Exchange Commission
December 18, 2015

Indenture does not contain this carve out for requests, demands or directions relating to dispute resolution. Please revise.

Response:
We have made the requested revision to Exhibit 4.2 (Form of Indenture) and, as noted above, have refiled this exhibit.
Exhibit 4.3 – Form of Sale and Servicing Agreement
5.	Comment:

We note your disclosure on page 79 of the prospectus that the Sale and Servicing Agreement provides that the owner trustee, the indenture trustee or a noteholder (including a note owner through the relevant DTC participant) may utilize the dispute resolution shelf eligibility provision in connection with a repurchase request. Section 11.02 of the Sale and Servicing Agreement does not discuss how a note owner would be able to utilize the dispute resolution shelf eligibility provision. Please revise.
Response:
We have revised the referenced disclosure on page 79 of the Third Amended Prospectus under the sub-heading “—Dispute Resolution Procedures” to make it clear that a Verified Note Owner may directly utilize the dispute resolution procedures without proceeding through DTC.  As noted above, we have refiled a revised Exhibit 4.3 (Form of Sale and Servicing Agreement) to reflect this change.
Exhibit 99.1 – Form of Depositor Certification
6.	Comment:

Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.1 as Exhibit 36.1 with your next amendment.
Response:
We have refiled Exhibit 99.1 (Form of Depositor Certification) as Exhibit 36.1.
[Remainder of Page Intentionally Left Blank]

U.S. Securities and Exchange Commission
December 18, 2015

Should you have any further questions or comments please contact me at 212-309-6200.
Regards,
/s/ Reed D. Auerbach
Reed D. Auerbach

cc:	Katherine Adkins, Esq.